Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Much has happened since I first blogged last month ago on our merger with US Airways and the International Airport Operations group that Tim Ahern, VP – New York and International and I, along with our colleague Suzanne Boda, Senior Vice President of US Airways lead. The integration planning phase is progressing as anticipated, and we continue on the path to a successful merger with US Airways.

We now have six clearly defined work groups assigned to specific areas with leads from both AA and US Airways. The six groups are: Customer Experience with Clive Cook (AA) and Olympia Colasante (US) as leads, International Security with Moises Riveron (AA) and Natalya Sokolova (US), Peter Stanham (AA) and Andy Kynoch (US) lead the Supplier Contracts team, while Alfredo Gonzalez (AA) and Rhett Workman (US) are taking the lead in the Facilities group. The Finance/Accounting/Regulatory leads are Marvin Diaz (AA) and Judy Lockhart (US) and last but not least, Carlos Hernandez (AA) and Toya Allen (US) are the People leads. This is quite a formidable team with top talent from both airlines. Of course, this is a mammoth undertaking. They will rely on many of you that work in our international locations for help.

Some stations have already received requests from the team to provide information. For example the Facilities team recently compiled information on the 45 airport in Mexico, the Caribbean, Latin America, Europe and Canada where both airlines currently operate. This information will be used by Corporate Real Estate team to address co-location issues so we can realize natural cost synergies.

Each group has identified operational, cost reductions, revenue generating and customer journey goals/initiatives to achieve during the combination process. Actions for each of these goals are included to make sure initiatives are completed. Of course, this work is in many instances inter-related to that of other teams, so we have also identified interdependencies. Communications between teams and groups is critical to the successful execution of all initiatives. In many cases, these interdependent groups will set policies and procedures and it will be our job to effectively implement these.

In the coming month we will focus on identifying “Gaps” (or differences) between our airlines in terms of practices, systems and functionalities. This analysis will help us define the differences so we can make initial recommendations on how to close these gaps. This analysis is crucial for a successful merger.

So let’s look to a future that is full of promise as we emerge from Chapter 11 and complete our merger. As I said, the process is difficult as we align systems, policies, procedures but, the rewards are great. Let’s work together as a team to make the new American a success.

I plan to continue updating you on the work of the International Operations Group, so let me hear from you; let us know what your questions are regarding the integration process. Not sure I will have all the answers but, I’ll make sure to try to get you a response.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.